Item 1.		(a)	FOSTER WHEELER CORPORATION
		(b)   	Perryville Corporate Park
    			Clinton, NJ  08809-4000

Item 2.		(a)	Palley-Needelman Asset Management, Inc.
		(b)   	800 Newport  Center Drive, Suite 450
			Newport Beach, CA  92660-6316
		(c)   	California corporation, USA
		(d)   	Common stock
		(e)   	Cusip:  350244109

Item 3.		(e)	Person filing is an:  Investment Adviser
			registered under section  203 of the
			Investment Advisers Act of 1940.

Item 4.  	Ownership
		(a) 	n/a
		(b)   	n/a
		(c)  	n/a

Item 5.  Ownership of Five Percent or Less of a Class:  Yes


Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed:  Chet Needelman, Chief Executive Officer